SULLIVAN & CROMWELL LLP A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England _____________________ FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

September 25, 2014

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549-4628.

Re:	Statoil ASA Form 20-F for Fiscal Year Ended December 31, 2013

Dear Mr. Schwall:

I refer to your letter dated September 19, 2014 to Mr. Torgrim Reitan of Statoil ASA and my telephone call with John Hodgin on September 24, 2014 regarding the due date for responding to your letter.  The Company has requested an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by the officers of the Company and the Company’s external advisers.  The Company confirms that it intends to submit its responses to the Staff’s comments by October 24, 2014.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:   Mr. John Hodgin
    (Securities and Exchange Commission)

    Mr. Torgrim Reitan
    (Statoil ASA)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws.  Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).
A list of the partners’ names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN.  All partners are either registered foreign lawyers or solicitors.